

March 7, 2016

Via E-mail
Dalton Edgecomb
Interim Chief Executive Officer
Speed Commerce, Inc.
1303 East Arapaho Road, Suite 200
Richardson, Texas 75081

Re: Speed Commerce, Inc.
Schedule 13E-3 and Schedule 13E-3/A
Filed February 19 and March 2, 2016, respectively, by Speed Commerce, Inc.
File No. 005-42687

Dear Mr. Edgecomb:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any additional amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3/A

Fairness of the Transaction, page 6

1. Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, as defined in Item 1000(f) of Regulation M-A. Accordingly, the issuer of the class of securities subject to the Rule 13e-3 transaction, Speed Commerce, is the person legally obligation to make a fairness determination.   Revise to include the issuer's fairness determination or, in the alternative, please amend to indicate that the Board is making the fairness determination of behalf of Speed Commerce while affirming that the Board is so authorized to opine on the issuer's behalf.

2. Please explicitly direct the fairness determination to unaffiliated security holders as distinguished from "shareholders whose fractional shares will be cashed-out." See Item 1014(a) of Regulation M-A.

3. Please separately address whether or not the proposed transaction is fair to unaffiliated security holders who do not have their shares "cashed-out" in the proposed transaction. See Question and Answer Number 19 in Exchange Act Release 17719 (April 13, 1981).

4. Please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. See Item 1014(b) of Regulation M-A and corresponding Question and Answer Number 20 in Exchange Act Release 17719 (April 13, 1981).

5. We noticed the estimated cost savings of $200,000 per year that may be realized upon the cessation of periodic reporting under the Securities Exchange Act of 1934. Please revise to specify the constituency which is expected to be the anticipated beneficiary of these cost savings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

    Effects of the Transaction, page 8

6. We noticed that recurring losses have been reported under the Summary Financial Information section. Please revise the proxy statement where appropriate to indicate, if true, that the affiliated and unaffiliated shareholders who are not cashed-out will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A, and corresponding Instruction 2 thereto. Quantify this benefit to the extent practicable, and, if true, indicate that such savings will be realized on an annual basis until exhausted.

    Financial Information, page 18

7. Please state the ratio of earnings to fixed charges, or advise. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M-A.

8. In light of the fact that not all unaffiliated security holders will be cashed-out, advise us, with a view toward revised disclosure, why a summary of pro forma financial information has not been provided. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(6) of Regulation M-A.

    Annex A

9. The financial advisor indicated that analyses had been undertaken in reaching the fairness conclusion. Advise us, with a view toward revised disclosure, how the issuer has complied with Item 1015(b)(6) of Regulation M-A.

10. Please provide us with a brief legal analysis as why the opinion dated February 16, 2016 has not been filed as an exhibit pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A or summarized in accordance with Item 9 and Item 1015(b)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer and its management are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Philip T. Colton, Esq.
Evan C. Sheets, Esq.